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                           August 30, 2022

       Du Jun
       Chief Financial Officer
       SINOPEC SHANGHAI PETROCHEMICAL CO LTD
       No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
       The People   s Republic of China

                                                        Re: SINOPEC SHANGHAI
PETROCHEMICAL CO LTD
                                                            Form 20-F for the
for the Fiscal Year Ended December 31, 2021
                                                            Response dated
August 12, 2022
                                                            File No. 001-12158

       Dear Mr. Jun:

               We have reviewed your August 12, 2022 response to our comments and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Correspondence dated August 12, 2022

       Item 3.C. Risk Factors
       Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
       PCAOB is unable to inspect..., page 8

   1. Please update your discussion of the Holding Foreign Companies Accountable Act by
                                                        disclosing that on
August 26, 2022, the Public Company Accounting Oversight Board
                                                        (PCAOB) signed a
Statement of Protocol with the China Securities Regulatory
                                                        Commission and the
Ministry of Finance of the People's Republic of China, taking the first step toward
opening access for the PCAOB to inspect and investigate registered public accounting firms
headquartered in mainland China and Hong Kong.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Du Jun
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
August 30, 2022
Page 2

      You may contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-
5019 with any questions.



                                                       Sincerely,
FirstName LastNameDu Jun
                                         Division of Corporation Finance
Comapany NameSINOPEC SHANGHAI PETROCHEMICAL CO LTD
                                         Office of Life Sciences
August 30, 2022 Page 2
cc:       Scott Lesmes, Esq.
FirstName LastName